Exhibit 99.3

SUMMARY OF PROCEEDINGS OF THE 53RD ANNUAL GENERAL MEETING OF VEDANTA LIMITED (‘THE COMPANY’) HELD ON FRIDAY, AUGUST 24, 2018

The 53rd Annual General Meeting (AGM) of the Members of the Company was held on Friday, August 24, 2018 at 10.30 a.m. at ‘Rangsharda Auditorium, K C Marg, Bandra Reclamation, Bandra (West), Mumbai – 400 050’. The meeting started with the briefing on the safety arrangements.

Mr. Navin Agarwal, Chairman of the Board, chaired the meeting.

As per the records of attendance, 196 members including 5 members by proxy were present. The requisite quorum being present, the Chairman called the Meeting to order.

All the Members of the Board of the Company attended the meeting. The Chairman introduced the Board of Directors on the dais and informed the Members that the statutory registers under the Companies Act, 2013 and other documents as referred in the AGM Notice were available for inspection by the members at the meeting.

It was further informed that there were no qualifications in the Auditors’ Report on the Financial Statements and the report of Secretarial Auditors of the Company. The Notice and the Auditors Report were taken as read with the permission of the members present and thereafter the Chairman addressed the Members.

The Chairman apprised the Members that the Company had provided a facility for raising queries through online portal and then, invited the Members for asking any further queries/ concerns on the Company’s accounts and businesses. All the queries raised were responded to the satisfaction of the members.

The Chairman informed that the Company had provided the Members the facility to cast their vote electronically, on all resolutions set forth in the Notice. The e-voting period commenced on Tuesday, August 21, 2018 (9:00 am IST) and ended on Thursday, August 23, 2018 (5:00 pm IST). Members who were present at the AGM and had not cast their votes electronically were provided an opportunity to cast their votes, through physical ballot paper at the meeting, under the supervision and guidance of the Scrutinizer, Mr. Shukla, Practicing Company Secretary, appointed for the fair and transparent conduct of the Ballot Process.

The Chairman announced that the results of the voting (both remote e-voting and through ballot paper at the AGM) along with Proceedings and Scrutinizer’s Report would be declared within the timelines prescribed under law and authorized the Company Secretary to declare the voting results, intimate the stock exchanges and place the same on the website of the Company.

The following items of business, as set out in the AGM Notice dated July 13, 2018, were transacted at the meeting:

S.NO.	ITEM TRANSACTED	RESOLUTION
ORDINARY BUSINESS

1.	To receive, consider and adopt the audited financial statement of the Company for the financial year ended March 31, 2018 and the reports of the Board of Directors and Auditors thereon; and the audited consolidated financial statement of the Company for the financial year ended March 31, 2018 and the report of Auditors thereon.	Ordinary

2.

To confirm the payment of First Interim Dividend of ₹ 21.20 per equity share for the financial year ended March 31, 2018;

To confirm the payment of Preference Dividend @7.5% on Non-Cumulative Non-Convertible Redeemable Preference shares for the financial year ended March 31, 2018

Ordinary

3.	To appoint Mr. GR Arun Kumar (DIN:01874769), who retires by rotation and being eligible, offers himself for re-appointment as a Director	Ordinary

SPECIAL BUSINESS

4.*	To consider re-appointment of Mr. Navin Agarwal (DIN: 00006303) as the Whole-Time Director of the Company for a period of 5 years w.e.f August 01, 2018	Ordinary

5.	To consider re-appointment of Ms. Lalita D. Gupte (DIN:00043559) as an Independent Director for a second and final term effective from January 29, 2018 to August 10, 2021	Special

6.	To consider re-appointment of Mr. Ravi Kant (DIN:00016184) as an Independent Director for a second and final term effective from January 29, 2018 to May 31, 2019	Special

7.	To consider appointment of Mr. U. K. Sinha (DIN:00010336) as an Independent Director for a term effective from March 13, 2018 till August 10, 2021	Ordinary

8.	To consider re-appointment of Mr. Tarun Jain (DIN:00006843) as Whole-Time Director of the Company for the period April 1, 2018 to March 31, 2019	Ordinary

9.	To ratify the remuneration of Cost Auditors for the financial year ending March 31, 2019	Ordinary

10.	To approve offer or invitation to subscribe the Non- Convertible Debentures or other Debt Securities upto ₹ 20,000 crore on a Private Placement basis	Special

*Mr. Agarwal being interested in this resolution, requested Mr. Aman Mehta, Chairman of Nomination and Remuneration Committee to conduct the proceedings for this resolution.

The Chairman extended his gratitude and appreciation to the shareholders for their valued trust and association and requested them to continue voting.

All resolutions for consideration at the 53rd AGM, as set out in the Notice dated July 13, 2018, have been passed by the Members with requisite majority through remote e-voting and ballot paper at the AGM Venue.

This is for your information and records.

For Vedanta Limited

Prerna Halwasiya

Company Secretary & Compliance Officer